Exhibit 99.10

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Egypt: Total enters into an offshore exploration permit
in the Nile Basin
Paris, May 18, 2009 — Total announces that, within the framework of the EGAS 2008 international bid round organized by the Egyptian authorities, it has been awarded a 90% participation in and the operatorship of Block 4 (East El Burullus Offshore) in conjunction with partner ENEL (10%). This award is subject to approval by the competent authorities.
This block is located in the Mediterranean Sea, in the Nile Basin, and covers an area of 2,516 square kilometres, and is situated approximately 70 kilometres from the coast in water depths varying from 100 to 1,600 metres. The Nile basin is a prolific area where numerous gas discoveries have already been made.
The permit is for an initial exploration period of four years, and will include 3D seismic surveys and the drilling of exploration wells.
Total in Egypt and North Africa
This award brings Total back to Exploration and Production in Egypt, where it was previously present between 1975 and 2001. Total intends to bring its experience of deepwater developments to Egypt. Total is also present in downstream, through its marketing subsidiary Total Egypte.
In North Africa, Total is present in Exploration and Production: in Libya with exploration and production assets located offshore and onshore, and in Algeria with onshore gas production permits.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com